                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F X Form 40-F ___
                                                          ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ___ No X
                   ---

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: December 4, 2003        By /s/ Lora Ho
                                 -------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer

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TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

This is to report the grant of Employee Stock Options in December 2003.

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                              ESOP Granted                                   December 2003
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
Approval Date by the Securities and Futures Commission             10/29/2003
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Issue (Grant) Date                                                 12/03/2003
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Number of Shares Issued                                            842,900
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Percentage of Issued Shares to Outstanding Common Shares           0.00416%
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Source of Option Shares                                            New Common Share
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Grant Price Per Shares                                             NT$66.5
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Option Duration                                                    10 years
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Vesting Schedule                                                   2nd Year: up to 50%
                                                                   3rd Year: up to 75%
                                                                   4th Year: up to 100%
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